SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company

(Translation of Registrant’s name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☑

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: September 2, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

CELULAR CRT PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 03.010.016/0001-73
NIRE 43300039021

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 02.558.144/0001-93
NIRE 29300023892

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ nr 02.558.129/0001-45
NIRE 33300268197

STATEMENT OF
MATERIAL FACT

Pursuant to Instruction CVM no. 358, dated January 3, 2002, Celular CRT Participações S.A. (“CRT”), Tele Leste Celular Participações S.A. (“Tele Leste”) and Tele Sudeste Celular Participações S.A. (“Tele Sudeste” and, when jointly referred to with CRT and Tele Leste, the “Companies”), hereby informs its corresponding shareholders that Brasilcel N.V. (“Brasilcel”), the controlling shareholder of the Companies, shall launch Voluntary Tender Offers to acquire shares (“VTOs”), in accordance with Instruction CVM no. 361, dated March 5, 2002 (“Instruction 361”).

The terms and conditions of the VTOs will be published at the appropriate time by means of an Edital once the procedures for the auction(s) have been agreed with Bolsa de Valores de São Paulo (the São Paulo Stock Exchange, or “Bovespa”). Among such terms and conditions shall be the following:

1. The maximum number of shares of each class of the respective Companies to be acquired in each VTO is indicated in the table below (each one, the “Maximum Number of Shares”):

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
Maximum Number of Shares (by class)	60,529,000	441,690,000	16,723,247,000	92,499,407,000	7,332,479,000	12,699,707,000

2. In no event will the Maximum Numbers of Shares be superseded in the respective VTO, so that in the event there is excess demand in the respective auction, there will be a pro rata allocation among the shareholders holding that class of shares who tender their shares in the applicable tender offer.

3. The respective prices to be paid for the shares of each one of the classes of shares issued by the Companies are indicated in the table below, per thousand of shares (each one of them, the “Price”). Each of these prices represents a premium of 20% (twenty percent) over the weighted average price of the applicable class of shares of that Company over the last 30(thirty)  trading days on Bovespa:

	CRT		Tele Leste		Tele Sudeste
	Common	Preferred	Common	Preferred	Common	Preferred
Price per thousand of shares (R$)	575.31	718.69	0.90	1.10	6.35	7.80

4. The respective Prices will be paid upon delivery of the shares, in Brazilian reais, pursuant to the rules issued by Companhia Brasileira de Liquidação e Custódia – CBLC (the Brazilian Settlement and Custody Company) (and the terms that will be set forth in the Edital).

5. Except in the cases of a change of the terms of the VTOs (under Instruction 361 and the terms and conditions the will be set forth in the Edital), the auction(s) will be carried out within between 30 (thirty) days and 45 (forty five) days from the date of publication of the Edital. The date(s) will be set forth in the Edital.

6. The obligation to purchase under any of the VTOs is subject to the non-occurrence of each of the conditions set forth below until the date of the auction(s) of the VTOs, save in case of waiver of that condition by Brasilcel:

1.	the businesses, conditions, revenues, operations or share ownership of any of the Companies or its direct or indirect subsidiaries become subject to a material adverse change as a result of the occurrence of any of the following events:

a.	the issuance of any act by any governmental organ of the Executive, Legislative or Judiciary powers which:

i.	questions, restricts or limits the ability of Brasilcel to carry out any of the VTOs, hold shares of any of the Companies, not acquire additional shares of any of the Companies, exercise the rights inherent thereto or receive distributions thereunder;

ii.	terminates or amends any of the terms and conditions of any licenses, authorizations or concessions granted for the conduct of the businesses of any of the Companies or its direct or indirect subsidiaries;

iii.	expropriates, confiscates or limits the free disposal of the assets of any of the Companies or any of its direct or indirect subsidiaries;

iv.	reduces the tariffs or rates for services charged by any of the Companies or any of its direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement having a significant cost to any of the Companies or its direct or indirect subsidiaries;

v.	suspends, restricts or limits transactions in the foreign exchange market or the inflow or outflow of funds into or out of Brazil;

b.	the occurrence of war or civil or political unrest (including, without limitation, general strikes, terrorist attacks or any similar event) inside or outside Brazil;

c.	the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or the occurrence of any other external factor that causes significant damage to:

i.	the infrastructure, communications systems or the rendering of public services in the states in which the respective Companies or any of their direct or indirect subsidiaries render services or in any other relevant areas of Brazil; or

ii.	the assets of any of the Companies or any direct or indirect controlled subsidiaries in a manner that affects the ordinary course of their respective businesses;

2.	a general suspension of, or a limitation in the trading of securities in general or of the shares or ADSs (American Depositary Shares) issued by any of the Companies, on Bovespa or the New York Stock Exchange for more than 24 hours;

3.	a decrease of 20% or more, as of the closing of any trading session, of the value of the Bovespa index known as IBOVESPA, expressed in US dollars (converted in accordance with “transaction PTAX 800, option 5,” published by Sisbacen), in relation to that verified on the date of this statement of material fact;

4.	a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the real in relation to the U.S. dollar (in accordance with “transaction PTAX 800, option 5,” published by Sisbacen), in relation to that verified on the date of this statement of material fact;

5.	the occurrence of any substantial change in the rules applicable to the Brazilian or US capital markets, or an increase in tax rates that adversely affects or impedes the consummation of any of the VTOs by Brasilcel;

6.	the revocation of any governmental authorization necessary for the consummation of any of the VTOs;

7.	the making of comments by the Securities and Exchange Commission (“SEC”) as to the materials filed in the United States related to the VTOs (including the Schedule TO and its exhibits) which adversely affect or impede the consummation of any of the VTOs by Brasilcel; or

8.	the failure to obtain authorization to conduct the auction to effect the VTO on the trading floor of Bovespa.

7. The Edital shall provide also that, in the event any of the Companies carries out a corporate transaction whereby its shareholders receive shares of another public company within 1 (one) year from the auction date, Brasilcel shall be required to pay to the holders of outstanding shares (of the respective class of such Company) who tender in the respective VTO, the positive difference, if any, between the price per share which they receive as a result of the sale of their shares in the respective VTO, adjusted in accordance with the terms that will be set forth in the Edital and applicable law until the date of consummation of such corporate transaction, and adjusted for changes in the number of shares as a result of share dividends, share splits, reverse share splits and conversions of classes or types of shares into other classes or types of shares and the greater of:

1.	the weighted average price per share of the prices quoted on the stock exchange for shares of that type or class which are delivered to the shareholders of the respective Companies as a result of such corporate transaction, calculated based on the period of 30 (thirty) days prior to the announcement of such transaction; and

2.	the weighted average price per share of the prices quoted on the stock exchange for shares of that type or class which are delivered to the shareholders of the respective Companies as a result of such corporate transaction, calculated based on the period of 60 (sixty) days prior to the announcement of such transaction.

This document does not constitute an offer to purchase or a solicitation of an offer to sell the securities of CRT, Tele Leste or Tele Sudeste. At the time the VTOs are commenced by Brasilcel, Brasilcel will file with the SEC tender offer statements on Schedule TO related to the VTOs to acquire common and preferred shares of Tele Leste and Tele Sudeste and will file translations of those statements with the Brazilian Comissão de Valores Mobiliários (“CVM”).

The Companies’ shareholders are strongly advised to read the Edital and the other relevant documents related to the VTOs that are published by Brasilcel or filed with the CVM or the SEC, including the Schedule TO (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM), when such documents are made available, because they will contain important information.

All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. Tele Leste and Tele Sudeste shareholders will have access to the U.S. documents, when they become available, free of charge at the SEC website, www.sec.gov. In addition, the Companies’ shareholders will have access to all these documents, free of charge from Brasilcel or in the locations indicated by applicable Brazilian and U.S. laws and regulations.

Additional information regarding the VTOs may be obtained on the website www. vivo.com.br/ri.

São Paulo, August 25, 2004

Fernando Abella Garcia
Investor Relations Officer